Filed Pursuant to Rule 424(b)(2)

Registration No. 333-294133

Pricing Supplement FIMF No. 83 dated August 31, 2026

(To Prospectus Supplement dated March 9, 2026 and

Prospectus dated March 9, 2026)

$9,597,000

U.S. Bancorp
Senior Medium-Term Notes, Series EE
Callable Fixed Rate Notes due September 2, 2031

General

•These Notes (as defined herein) are designed for an investor who seeks a fixed income investment at an interest rate of 5.00% per annum but who is also willing to accept the risk that the Notes will be called, at our option, prior to the Maturity Date.

•At our option, we may redeem the Notes, in whole but not in part, on any of the Redemption Dates specified below.

•The Notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.

Key Terms
Payment at Maturity:

On the Maturity Date, we will pay you the principal amount of your Notes plus any accrued and unpaid interest, provided that your Notes are outstanding and have not previously been called on any Redemption Date.

Call Feature:

On the 2nd calendar day of March and September of each year, beginning on September 2, 2027, and ending on March 2, 2031 (each, a “Redemption Date”), we may redeem your Notes, in whole but not in part, at a price equal to the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Interest Accrual Convention described below. If we intend to redeem your Notes, we will deliver notice to The Depository Trust Company (“DTC”) on any business day after the Original Issue Date that is at least 5 business days before the applicable Redemption Date.

Interest:

Subject to the Interest Accrual Convention, with respect to each Interest Period, for each $1,000 principal amount Note, we will pay you interest in arrears on each Interest Payment Date in accordance with the following formula:

$1,000 × Interest Rate × Day Count Fraction.

Interest Periods:

The period beginning on and including the Original Issue Date and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to any earlier redemption and the Interest Accrual Convention described below.

Interest Payment Dates:

Interest on the Notes will be payable in arrears on the 2nd calendar day of January, February, March, April, May, June, July, August, September, October, November and December of each year, beginning on October 2, 2026 to and including the Maturity Date (each, an “Interest Payment Date”), subject to any earlier redemption and the Business Day Convention and Interest Accrual Convention described below.

Interest Rate:	5.00% per annum
Pricing Date:	August 31, 2026
Original Issue Date:	September 2, 2026 (Settlement Date)
Maturity Date:	September 2, 2031, subject to the Business Day Convention
Business Day Convention:	Following
Interest Accrual Convention:	Unadjusted
Day Count Fraction:	30/360
CUSIP:	91159XKB0

	Price to Public(1)(3)	Fees and Commissions(2)(3)	Proceeds to Us (Before Expenses)
Per Note	$1,000.00	$6.70	$993.30
Total	$9,597,000.00	$64,299.90	$9,532,700.10

(1)The price to public includes the estimated cost of hedging our obligations under the Notes through one or more of our affiliates.

(2)U.S. Bancorp Investments, Inc. (“USBI”), acting as agent for us, may pay some or all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. These selling commissions will vary and will be up to $6.70 per $1,000 principal amount Note. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-5 of this pricing supplement.

(3)With respect to Notes sold to eligible institutional investors or fee-based advisory accounts for which an affiliated or unaffiliated broker-dealer is an investment adviser, the price to the public will be between $993.30 and $1,000 per $1,000 principal amount Note. Broker-dealers who purchase the Notes for these accounts may forgo some or all selling commissions related to these sales. The per Note price to the public in the table above assumes a price to the public of $1,000 per $1,000 principal amount Note.

Because our affiliate, USBI, is participating in sales of the Notes, the offering is being conducted in compliance with the applicable requirements of Financial Industry Regulatory Authority (“FINRA”) Rule 5121.

The Notes are not savings accounts, deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency. The Notes are unsecured obligations of U.S. Bancorp and all payments on the Notes are subject to the credit risk of U.S. Bancorp.

Investing in the Notes involves risks. Potential purchasers of the Notes should consider the information set forth in the “Risk Factors” section beginning on page S-9 of the accompanying prospectus supplement and the discussion of risk factors contained in our annual and other reports filed with the Securities and Exchange Commission (the “SEC”), which are incorporated by reference herein.

None of the SEC, any state securities commission, the FDIC or any other regulatory body has approved or disapproved of these Notes or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We will deliver the Notes in book-entry form through the facilities of DTC on or about September 2, 2026 against payment in immediately available funds.

U.S. Bancorp Investments, Inc.

ABOUT THIS PRICING SUPPLEMENT

You should read this pricing supplement together with the prospectus dated March 9, 2026 (the “prospectus”) and the prospectus supplement dated March 9, 2026 (the “prospectus supplement”), each relating to our Senior Medium-Term Notes, Series EE of which these Notes are a part, for additional information about the Notes. Information in this pricing supplement supersedes information in the accompanying prospectus supplement and the prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the accompanying prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying prospectus supplement and the prospectus, and in the documents referred to in these documents and which are made available to the public. We have not, and USBI has not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We are not, and USBI is not, making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying prospectus supplement or the prospectus constitutes an offer, or an invitation on our behalf or on behalf of USBI, to subscribe for and purchase any of the Notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “U.S. Bancorp,” the “Issuer,” the “Company,” “we,” “us” and “our” in this pricing supplement are references to U.S. Bancorp and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•Prospectus supplement dated March 9, 2026 and Prospectus dated March 9, 2026

SUMMARY OF KEY TERMS

The information in this “Summary of Key Terms” section is qualified by the more detailed information set forth in the accompanying prospectus supplement and the prospectus. See “About This Pricing Supplement” in this pricing supplement.

Issuer:	U.S. Bancorp
Type of Note:	Callable Fixed Rate Notes due September 2, 2031 (the “Notes”)
CUSIP:	91159XKB0
Issue Price:	100% of the Principal Amount
Minimum Denominations:	$1,000 and integral multiples of $1,000 in excess thereof.
Principal Amount:	$1,000 per Note
Aggregate Principal Amount of Notes:	$9,597,000
Currency:	U.S. Dollars (“$”)
Term:	Five years, unless previously called
Pricing Date:	August 31, 2026
Original Issue Date:	September 2, 2026 (T+2)
Maturity Date:	September 2, 2031, subject to early redemption and postponement as described in “—Business Day Convention; Interest Accrual Convention” below.
Interest Rate:	5.00% per annum.
Interest:

Subject to the Interest Accrual Convention, with respect to each Interest Period, for each $1,000 principal amount Note, we will pay you interest in arrears on each Interest Payment Date in accordance with the following formula:

$1,000 × Interest Rate × Day Count Fraction.

Interest Period:

The period beginning on and including the Original Issue Date and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to any earlier redemption and the Interest Accrual Convention described below and in the accompanying prospectus supplement.

Interest Payment Dates:

Interest on the Notes will be payable in arrears on the 2nd calendar day of January, February, March, April, May, June, July, August, September, October, November and December of each year, beginning on October 2, 2026 to and including the Maturity Date (each, an “Interest Payment Date”), subject to any earlier redemption and the Business Day Convention and Interest Accrual Convention described below.

Day Count Fraction:	30/360 Unadjusted
Record Date:	The fifteenth calendar day, whether or not a Business Day, immediately preceding each Interest Payment Date.

Optional Early Redemption / Redemption Price:

We have the right to redeem the Notes, in whole but not in part, on a Redemption Date. The Redemption Price will be 100% of the principal amount plus any accrued and unpaid interest to, but excluding, the date of such redemption. If we elect to redeem the Notes, we will send a notice to DTC at least five business days before the applicable Redemption Date. We will have no independent obligation to notify you directly.

If the Notes are redeemed early, they will cease to be outstanding on the applicable Redemption Date, and no further payments will be made on the Notes.

Redemption Dates:	March 2 and September 2 of each year, beginning on September 2, 2027 and ending on March 2, 2031, subject to postponement as described in “—Business Day Convention; Interest Accrual Convention” below.
Calculation Agent:	U.S. Bank Trust Company, National Association
Ranking:	Senior, unsecured
Business Day:

Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law, regulation or executive order to close in New York City.

Business Day Convention; Interest Accrual Convention:	Following (unadjusted), as set forth under “Description of Notes—Fixed Rate Notes—If a Payment Date Is Not a Business Day” in the accompanying prospectus supplement.
Listing:	None
Conflicts of Interest:

Our affiliate, USBI, is a member of FINRA and is participating in the distribution of the Notes. Because USBI has a conflict of interest pursuant to FINRA Rule 5121, the distribution arrangements for this offering must comply with the requirements of FINRA Rule 5121, regarding a FINRA member firm’s participation in the distribution of securities of an affiliate. In accordance with FINRA Rule 5121, no FINRA member firm that has a conflict of interest under FINRA Rule 5121 may make sales in this offering to any discretionary account without the prior approval of the customer.

Market-Making; Resale by Affiliates:

Our affiliates, including USBI, may use this pricing supplement, the accompanying prospectus supplement and the prospectus, together with any other applicable prospectus, in connection with offers and sales of the Notes in the secondary market. These affiliates may act as principal or agent in those transactions. Secondary market sales will be made at prices related to market prices at the time of sale. In this pricing supplement, the accompanying prospectus supplement and the prospectus, an offering of Notes refers to the initial offering of the Notes made in connection with their original issuance, and does not refer to any subsequent resales of Notes in market-making transactions.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The discussion entitled “Certain United States Federal Income Tax Consequences” in the accompanying prospectus supplement provides a general summary of certain U.S. federal income tax consequences relating to an investment in the Notes, which you should carefully review prior to investing in the Notes.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

USBI will purchase the Notes from us at the price to public less the selling commissions set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers or will offer the Notes directly to investors. USBI or other registered broker-dealers will offer the Notes at the price to public set forth on the cover page of this pricing supplement. USBI may pay some or all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. These selling commissions will vary and will be up to $6.70 per $1,000 principal amount Note.

With respect to Notes sold to eligible institutional investors or fee-based advisory accounts for which an affiliated or unaffiliated broker-dealer is an investment adviser, the price to the public will be between $993.30 and $1,000 per $1,000 principal amount Note. Broker-dealers who purchase the Notes for these accounts may forgo some or all selling commissions related to these sales.

We expect to deliver the Notes against payment therefor in New York, New York on a date that is more than one business day following the Pricing Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the business day before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

Conflicts of Interest

Our affiliate, USBI, is a member of FINRA and is participating in the distribution of the Notes. Because USBI has a conflict of interest pursuant to FINRA Rule 5121, the distribution arrangements for this offering must comply with the requirements of FINRA Rule 5121, regarding a FINRA member firm’s participation in the distribution of securities of an affiliate. In accordance with FINRA Rule 5121, no FINRA member firm that has a conflict of interest under FINRA Rule 5121 may make sales in this offering to any discretionary account without the prior approval of the customer.

Market-Making Resales by Affiliates

Our affiliates, including USBI, may use this pricing supplement, the accompanying prospectus supplement and the prospectus, together with any other applicable prospectus, in connection with offers and sales of Notes in the secondary market. These affiliates may act as principal or agent in those transactions. Secondary market sales will be made at prices related to market prices at the time of sale. In this pricing supplement, the accompanying prospectus supplement and the prospectus, an offering of Notes refers to the initial offering of the Notes made in connection with their original issuance, and does not refer to any subsequent resales of Notes in market-making transactions.

While USBI may make markets in the Notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the section titled “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the Notes includes costs that we or our affiliates expect to incur and profits that we or our affiliates expect to realize in connection with hedging activities related to the Notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Original Issue Date.

LEGAL MATTERS

In the opinion of Willkie Farr & Gallagher LLP, as counsel to the Company, when the notes offered by this pricing supplement have been issued by the Company pursuant to the indenture, the trustee and/or paying agent has made, in accordance with the instructions from the Company, the appropriate entries or notations in its records relating to the master global note that represents such notes, and such notes have been delivered against payment as contemplated herein, the notes will constitute valid and legally binding obligations of the Company entitled to the benefits of the indenture, except that (a) the enforceability thereof may be subject to (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to or affecting creditors’ rights or remedies generally and (ii) general principles of equity and to the discretion of the court before which any proceedings therefor may be brought (regardless of whether enforcement is sought in a proceeding at law or in equity) and (b) the enforceability of provisions imposing liquidated damages, penalties or an increase in interest rate upon the occurrence of certain events may be limited in certain circumstances.

This opinion is given as of the date hereof and is limited solely to the Federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the opinion of such counsel, dated March 9, 2026, which has been filed as Exhibit 5.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 9, 2026.